FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Final Terms dated 01 April 2020
Exhibit No. 2	Publication of Final Terms dated 03 April 2020
Exhibit No. 3	Publication of Final Terms dated 07 April 2020
Exhibit No. 4	Publication of Final Terms dated 09 April 2020
Exhibit No. 5	Publication of Final Terms dated 14 April 2020
Exhibit No. 6	Amendment of Final Terms dated 15 April 2020

Exhibit No. 1

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 31 March 2020 for NatWest Markets Plc ("NatWest Markets") for JPY 5,000,000,000 1.40 per cent Notes due 2 April 2025 (ISIN: XS2149270550) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

Final Terms dated 31 March 2020 for NatWest Markets for €1,000,000,000 2.750 per cent. Notes due 2 April 2025 (ISIN: XS2150006646) issued under the Programme.

Each of the Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019 and 17 February 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view each of the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4341I_1-2020-4-1.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4341I_2-2020-4-1.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in each of the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in each of the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in each of the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 1 April 2020 for NatWest Markets Plc ("NatWest Markets") for JPY 5,000,000,000 2.1 per cent Notes due 3 April 2025 (ISIN: XS2151038382) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019 and 17 February 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7498I_1-2020-4-3.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 3

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 6 April 2020 for NatWest Markets Plc ("NatWest Markets") for JPY 1,000,000,000 1.15 per cent Notes due 8 April 2021 (ISIN: XS2153620195) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019 and 17 February 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1261J_1-2020-4-7.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 4

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 9 April 2020 for NatWest Markets Plc ("NatWest Markets") for JPY 5,000,000,000 2.15 per cent Notes due 10 April 2025 (ISIN: XS2153619775) (the "Series 44 Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

Final Terms dated 9 April 2020 for NatWest Markets for JPY 1,500,000,000 1.80 per cent Notes due 15 April 2025 (ISIN: XS2153620278) (the "Series 46 Notes") issued under the Programme

Final Terms dated 9 April 2020 for NatWest Markets for JPY 1,200,000,000 1.60 per cent Notes due 15 April 2025 (ISIN: XS2155364750) (the "Series 47 Notes") issued under the Programme

Final Terms dated 9 April 2020 for NatWest Markets for JPY 500,000,000 1.28 per cent Notes due 14 April 2022 (ISIN: XS2155364594) (the "Series 48 Notes") issued under the Programme

Final Terms dated 9 April 2020 for NatWest Markets for JPY 500,000,000 1.03 per cent Notes due 14 April 2022 (ISIN: XS2155364834) (the "Series 49 Notes") issued under the Programme

Final Terms dated 9 April 2020 for NatWest Markets for JPY 1,000,000,000 1.29 per cent Notes due 14 April 2022 (ISIN: XS2155692929) (the "Series 50 Notes") issued under the Programme

Final Terms dated 9 April 2020 for NatWest Markets for JPY 500,000,000 1.75 per cent Notes due 14 April 2025 (ISIN: XS2155692846) (the "Series 51 Notes") issued under the Programme

Final Terms dated 9 April 2020 for NatWest Markets for JPY 3,000,000,000 1.80 per cent Notes due 14 April 2025 (ISIN: XS2155693224) (the "Series 52 Notes") issued under the Programme

Final Terms dated 9 April 2020 for NatWest Markets for NOK 300,000,000 3.71 per cent Notes due 14 April 2025 (ISIN: XS2155820272) (the "Series 53 Notes") issued under the Programme

(together, the Series 44 Notes, the Series 46 Notes, the Series 47 Notes, the Series 48 Notes, the Series 49 Notes, the Series 50 Notes, the Series 51 Notes, the Series 52 Notes and the Series 53 Notes, the "Notes")

Each of the Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019 and 17 February 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the Final Terms for each of the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4293J_1-2020-4-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4293J_2-2020-4-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4293J_3-2020-4-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4293J_4-2020-4-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4293J_5-2020-4-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4293J_6-2020-4-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4293J_7-2020-4-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4293J_8-2020-4-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/4293J_9-2020-4-9.pdf

A copy each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the relevant Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the relevant Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 5

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 10 April 2020 for NatWest Markets Plc ("NatWest Markets") for €100,000,000 2.35 per cent. Notes due 15 April 2030 (ISIN: XS2158612445) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019 and 17 February 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6198J_1-2020-4-14.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

   For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 6

NatWest Markets Plc

Amendment of Final Terms

The following Final Terms have been amended as detailed below and are available for viewing:

Final Terms dated 9 April 2020 (amended on 14 April 2020) for NatWest Markets Plc ("NatWest Markets") for JPY 5,000,000,000 2.15 per cent Notes due 10 April 2025 (ISIN: XS2153619775) (the "Series 44 Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

Final Terms dated 9 April 2020 (amended on 14 April 2020) for NatWest Markets for JPY 1,500,000,000 1.80 per cent Notes due 15 April 2025 (ISIN: XS2153620278) (the "Series 46 Notes") issued under the Programme

Final Terms dated 9 April 2020 (amended on 14 April 2020) for NatWest Markets for JPY 1,200,000,000 1.60 per cent Notes due 15 April 2025 (ISIN: XS2155364750) (the "Series 47 Notes") issued under the Programme

Final Terms dated 9 April 2020 (amended on 14 April 2020) for NatWest Markets for JPY 500,000,000 1.28 per cent Notes due 14 April 2022 (ISIN: XS2155364594) (the "Series 48 Notes") issued under the Programme

Final Terms dated 9 April 2020 (amended on 14 April 2020) for NatWest Markets for JPY 500,000,000 1.03 per cent Notes due 14 April 2022 (ISIN: XS2155364834) (the "Series 49 Notes") issued under the Programme(together, the Series 44 Notes, the Series 46 Notes, the Series 47 Notes, the Series 48 Notes and the Series 49 Notes, the "Notes")

Each of the Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019, 19 December 2019 and 17 February 2020 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

For each of the Series 44 Notes, the Series 48 Notes and the Series 49 Notes, the Broken Amount figure has been rounded appropriately.

For each of the Series 46 Notes, the Series 47 Notes and the Series 48 Notes, the Interest Commencement Date has been amended to 15 April 2020 from 14 April 2020.

For the Series 47 Notes, the estimated net proceeds figure has been amended to JPY 1,176,550,000 from JPY 1,077,250,000.

To view the amended Final Terms for each of the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7765J_1-2020-4-15.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7765J_2-2020-4-15.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7765J_3-2020-4-15.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7765J_4-2020-4-15.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7765J_5-2020-4-15.pdf

A copy each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the relevant Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the relevant Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2020

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary